                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                         BLACK WARRIOR WIRELINE CORP.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, $0.0005 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  092260 50 4
        _______________________________________________________________
                                (CUSIP Number)


                              Carolyn M. Campbell
                           1301 McKinney, Suite 3200
                           Houston, Texas 77010-3033
                                (713) 651-0600
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 22, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 092260 50 4              13D                   Page 2 of 8 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Bendover Company, f/k/a DiamondBack Directional, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,891,422
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,891,422

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,891,422

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 092260 50 4               13D                  PAGE 3 OF 8 PAGES
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Alan W. Mann
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                        [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              4,891,422
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,891,422
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,891,422

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 092260 50 4               13D                   Page 4 of 8 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      M. Dale Jowers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,891,422
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,891,422
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,891,422
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 092260 50 4                                          Page 5 of 8 Pages



ITEM 1.  SECURITY AND ISSUER
         -------------------

     This statement, Amendment No. 3 to Schedule 13D, relates to the common stock, $0.0005 par value ("Common Stock") of Black Warrior Wireline Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3748 Highway 45 North, Columbus, Mississippi 39701.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This statement is filed by Bendover Corp., f/k/a DiamondBack Directional, Inc., a Texas corporation ("Bendover"), and Alan W. Mann ("Mann") and M. Dale Jowers ("Jowers"), natural persons. Mann and Jowers are officers and directors of Bendover, and each own approximately 42.5% of the outstanding shares of capital stock of Bendover. There is no change in this section.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     The transaction giving rise to Bendover's acquisition of additional shares of Common Stock of the Issuer was a settlement described in that certain Compromise Agreement with Release dated December 22, 1999 (the "Settlement") between the Issuer and Bendover. Pursuant to the Settlement, Bendover received,
(i) 2,666,666 shares of the Issuer's Common Stock, in lieu of principal in the amount of $2,000,0000 due from the Issuer pursuant to two outstanding promissory notes previously executed by the Issuer and payable to Bendover, at a price of $0.75 per share, and (ii) a $1,182,890.25 Convertible Promissory Note (the "Convertible Note"), in lieu of the balance of principal in the amount of $1,182,890.25 due from the Issuer pursuant to two outstanding promissory notes. The Convertible Note bears interest at the rate of 10% per annum, with a 15% per annum default rate of interest, and matures January 15, 2001. Principal of, and interest on, the Convertible Note is convertible, at any time, at the option of Bendover, into Common Stock of the Issuer at a conversion price of $0.75 per share, subject to adjustment for certain dilutive events.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     The purpose of the acquisition of the Common Stock of the Issuer was to settle principal amounts due from the Issuer pursuant to two outstanding promissory notes previously executed by the Issuer and payable to Bendover. Bendover currently intends to hold such shares for investment purposes until Bendover determines that it is in the best interests of Bendover to liquidate some or all of its investment in the Issuer; provided, however, Bendover may transfer such shares to its stockholders in partial liquidation of Bendover.

CUSIP No. 092260 50 4                                          Page 6 of 8 Pages


     Bendover, Mann and Jowers may from time to time acquire additional shares of the Issuer; however, except as described above, neither Bendover, Mann nor Jowers have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) Bendover is the beneficial owner of 4,891,422 shares, representing 54.0%, of the Issuer's Common Stock. Of such amount, Bendover (i) owns 3,314,235 shares of Common Stock, and (ii) has the right to acquire 1,577,187 shares of Common Stock upon conversion of the original principal amount of the Convertible Note.

     Mann and Jowers may be deemed to be the beneficial owners of the shares of Common Stock of the Issuer beneficially owned by Bendover as a result of Mann and Jowers each owning 42.5% of Bendover. Mann and Jowers disclaim beneficial ownership of all shares of Common Stock of the Issuer beneficially owned by Bendover, and the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission thereof.

     (b) Bendover has the sole power to vote and the sole power to dispose of all shares of Common Stock described in Paragraph (a) above. Mann and Jowers may be deemed to have shared power to vote and shared power to dispose of all of the shares of Common Stock of the Issuer described in Paragraph (a) as a result of Mann and Jowers each owning 42.5% of Bendover.

     (c) Other than the acquisitions described in Item 3 above, none of the persons named in response to Paragraph (a) above has effected any transactions in the Common Stock of the Issuer during the past 60 days.

CUSIP NO. 092260 50 4                                          Page 7 of 8 Pages

     (d)  There is no change in this section.

     (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to securities of the Issuer, except as follows:

          (i) The Issuer and Bendover have entered into a Registration Rights Agreement dated October 10, 1997 pertaining to 647,569 shares of Common Stock of the Issuer.

          (ii) The Issuer and Bendover have entered into a Registration Rights Agreement dated December 22, 1999 pertaining to the additional 2,666,666 shares of Common Stock owned by Bendover and the shares of Common Stock that may be acquired by Bendover upon conversion of principal of, or interest on, the Convertible Note.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     Exhibit C - Registration Rights Agreement December 22, 1999 between Bendover and the Issuer.

CUSIP No. 092260 50 4                                          Page 8 of 8 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BENDOVER CORP.,
                                         f/k/a DiamondBack Directional, Inc.



Date:  January 31, 2000                  By: /s/ Alan W. Mann
                                            -------------------------------
                                             Alan W. Mann, President



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 31, 2000                  /s/ Alan W. Mann
                                         ----------------------------------
                                         ALAN W. MANN



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 31, 2000                  /s/ M. Dale Jowers
                                         ----------------------------------
                                         M. DALE JOWERS